FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 17, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K

Royal Bank of Scotland Group PLC

17 July 2013

THE ROYAL BANK OF SCOTLAND GROUP PLC

ALLOTMENT AND ISSUE OF NEW ORDINARY SHARES

The Royal Bank of Scotland Group plc (the "Company") announces the allotment and issue of 42,967,903 new ordinary shares (the "New Ordinary Shares") of the Company at a subscription price of 314.188 pence per New Ordinary Share. The shares have been sold in the market. The subscription price was determined by reference to the average market price during a period since the Company's first quarter 2013 results on 3 May 2013. The shares being issued are for the purposes of part-neutralising the impact of 2013 coupon payments on discretionary hybrid capital from a Core Tier 1 capital perspective, as explained in the Company's first quarter 2013 results.

Based on this subscription price, the gross proceeds of the issue are GBP 135 million. The New Ordinary Shares being issued represent an increase of approximately 0.7 per cent in the Company's current issued ordinary shares.  In addition, 15 million of surplus shares held by the Company's Employee Benefit Trust were sold in connection with equity funding of employee incentive awards, raising c.£44 million.  This completed in May 2013.

The New Ordinary Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of the Company.

Applications will be made for admission of the Shares to the premium listing segment of the Official List of the UK Listing Authority and to trading (together "Admission") on (i) the main market of the London Stock Exchange, (ii) the New York Stock Exchange ("the NYSE") (American Depositary Shares ("ADS") will also be listed with the NYSE in addition to the New Ordinary Shares underlying the ADSs); and (iii) Euronext Amsterdam. It is expected that Admission will take place at 8.00 a.m. on 23 July 2013.

For Further Information Contact:

RBS Group Investor Relations Richard O'Connor, Head of Investor Relations +44 20 7672 1758	RBS Group Media Relations +44 20 7672 1758

This press release is being issued pursuant to Rule 135c under the US Securities Act of 1933 (the "Securities Act"), and is neither an offer to sell nor a solicitation of an offer to buy the New Ordinary Shares, and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the New Ordinary Shares in any jurisdiction in which such offer, solicitation or sale is unlawful. The New Ordinary Shares have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the New Ordinary Shares in the United States. The New Ordinary Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority. Any representation to the contrary is a criminal offence in the United States.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 July 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary